BP 4/25


07006183

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILETUS TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 45' FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROGER INSLEY 212 509 3111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – if individual, state last, first, middle name)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

PROCESSED
APR 27 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ROGER JAMES INSLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILETUS TRADING, LLC, as of DECEMBER 31, ~~2006~~, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[Signature]
Signature

CHIEF FINANCIAL OFFICER
Title

[Signature]
Notary Public

MARY M. ROGERS
NOTARY PUBLIC, STATE OF NEW YORK
No. 01RO6096582
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JULY 28, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Miletus Trading, LLC

(A Delaware Limited Liability Company)
Financial Statements and
Supplementary Schedules Pursuant
To SEC Rule 17a-5
December 31, 2006

Miletus Trading, LLC
Index
December 31, 2006

Page(s)



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of Miletus Trading, LLC
(A Delaware Limited Liability Company)

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in members' capital and of cash flows present fairly, in all material respects, the financial position of Miletus Trading, LLC (the "Company") at December 31, 2006, and the results of its operations, the changes in its members' capital and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As more fully described in Note 9 to the financial statements, the Members of the Company entered into a definitive agreement to sell their interests in the Company to a third party.

PricewaterhouseCoopers LLP

February 27, 2007

Miletus Trading, LLC
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 2,721,209
Receivable from broker-dealers	2,995,973
Taxes receivable	114,506
Receivable from affiliate	2,920
Other assets	156,432
Total assets	$ 5,991,040
Liabilities and members' capital	
Employee compensation and benefits payable	$ 2,994,271
Deferred research service liabilities	144,227
Accrued expenses and other liabilities	623,132
Total liabilities	3,761,630
Members' capital	
Managing member	2,088,225
Non-managing members	141,185
Total members' capital	2,229,410
Total liabilities and members' capital	$ 5,991,040

The accompanying notes are an integral part of these financial statements.

Miletus Trading, LLC
Statement of Income
For the Year Ended December 31, 2006

Income	
Commissions	$ 12,551,754
Other income	689,215
Interest and dividend income	175,328
Total income	13,416,297
Expenses	
Employee compensation and benefits	7,685,638
Clearance, floor brokerage and execution fees	4,756,651
Service charge from affiliate	2,089,412
Professional fees	975,325
Office expenses	495,294
Marketing expenses	464,023
Travel and entertainment	340,915
Interest and dividend expense	101,684
Other expenses	1,110
Total expenses	16,910,052
Loss before provision for unincorporated business tax	(3,493,755)
Provision for unincorporated business taxes	(82,380)
Net Loss	**$ (3,576,135)**

The accompanying notes are an integral part of these financial statements.

Miletus Trading, LLC
Statement of Changes in Members' Capital
For the Year Ended December 31, 2006

	Managing Member	Non-Managing Members	Total
Members' capital at beginning of year	$ 2,105,634	$ (89)	$ 2,105,545
Transfer of capital	(62,000)	62,000	-
Capital contributions	1,332,000	2,368,000	3,700,000
Net loss	(1,287,409)	(2,288,726)	(3,576,135)
Members' capital at end of year	$ 2,088,225	$ 141,185	$ 2,229,410

The accompanying notes are an integral part of these financial statements.

Miletus Trading, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (3,576,135)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in receivable from broker-dealers	(498,364)
Decrease in deferred research liabilities	(99,013)
Decrease in deferred tax asset	78,782
Increase in receivable from an affiliate	(28,708)
Increase in other assets	(146,275)
Increase in employee compensation and benefits payable	1,204,271
Increase in accrued expenses and other liabilities	446,332
Increase in taxes receivable	(53,655)
Net cash used by operating activities	(2,672,765)
Cash flows from financing activities	
Capital contributions by Members	3,700,000
Net cash provided by financing activities	3,700,000
Net increase in cash and cash equivalents	1,027,235
Cash and cash equivalents	
Beginning of year	1,693,974
End of year	$ 2,721,209
Supplemental disclosure:	
Interest paid	$ 88,909
Taxes paid	$ 57,253

The accompanying notes are an integral part of these financial statements.

1. Organization

Miletus Trading, LLC, a limited liability company (the "Company"), was organized on January 1, 2003 in the State of Delaware and commenced operations on December 19, 2003. The Company operates according to a Limited Liability Company Agreement (the "Agreement") between Marek Fludzinski, the Managing Member, and other Members of the Company.

The Company is a registered broker dealer in securities under the Securities Act of 1934, and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was granted membership in NASD on December 18, 2003. The Company provides algorithmic trading and associated services to institutional clients.

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include amounts held in demand deposit and interest bearing accounts. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Commissions
Securities transactions, commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. A portion of the Company's revenue consists of commission income related to research and investment services provided. It is the Company's policy to match the cost of such services with the related commission income. The Company estimates the cost of such services based upon agreed upon ratios and measures the collectibility of deferred service charges based upon experience.

Income taxes
The Company is not subject to federal or state income taxes; such taxes are the responsibility of the individual members. As a result, no provision for such income taxes has been made in the financial statements.

The Company is subject to New York City unincorporated business tax which has been provided for in the accompanying financial statements. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The deferred tax asset arises primarily from temporary differences in payments of commission income and employee bonuses.

A valuation provision has been made against the full amount of the deferred tax asset due to considerations of the future profitability of the Company.

Net deferred tax asset at December 31, 2006 is comprised as follows:

Deferred tax asset	$ 150,465
Deferred tax liability	(27,055)
	123,410
Valuation provision	(123,410)
Net deferred tax asset	$ -

Guarantees and indemnification

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that arise from counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to this right.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based upon experience, the Company expects the risk of loss to be remote.

Deferred compensation plan

On January 1, 2005 the Company established a deferred compensation plan (the "Plan") for the purpose of providing deferred compensation benefits for a select group of management or highly compensated employees of the Company. It is intended that the Plan constitute an unfunded "top hat plan" for purposes of the Employee Retirement Income Security Act of 1974, as amended. Pursuant to the Plan one or more deferred compensation accounts will be established for each participant, as determined by the committee designated by the managing member. The amounts of compensation or awards deferred with respect to each deferred compensation account will be credited to such account and shall be deemed invested in a hypothetical investment as of the date of deferral. The agreements with each of the participants under the Plan for the amount of compensation or award being deferred also prescribes a vesting period (generally a two year period) for the compensation or the award. If the participant terminates his or her employment with the Company (including its affiliates) prior to expiry of the vesting period, the entire amount of compensation or award is forfeited to the Company.

The amount of compensation or awards deferred with respect to each deferred compensation account is recorded as employee compensation and benefits expense ratably over the vesting period of the related compensation or award being deferred.

For the year ended December 31, 2006, the Company recorded $158,600 as expense relating to compensation deferred for the year. At December 31, 2006, an aggregate of $313,600 was accrued under the Plan which is included in employee compensation and benefits payable in the Statement of Financial Condition. This amount was paid in full to the employee concerned on vesting on January 2, 2007, and the Plan was subsequently terminated.

Equity Appreciation Rights Plan

On January 1, 2006 the Company established an Equity Appreciation Rights plan for the purpose of providing compensation to a select group of senior employees in the form of a synthetic appreciation in the value of the Company. Awards made under the plan are in the form of a nominal percentage ownership of the Company (not to exceed 20%), and accrete in value to the owner as the valuation of the Company increases above a strike price established on the date of the award. The awards vest ratably over 4 years, but also contain a provision to vest fully in the event of a change in control of the Company. During the year awards were made to 5 employees for a nominal ownership of 6.75% with a percentage strike price of $100,000. Accounting for the plan is described in note 9 below.

3. Members' Capital

Allocation of net profits and net losses

The Company's net profit and net loss is allocated for each financial year to Members pro rata in accordance with their respective interests. Pursuant to the Agreement, the percentage interests of the Managing and Non-managing Members are 36% and 64% respectively.

No Member will be personally liable for any debts, liabilities or obligations of the Company, except as may otherwise be provided by law.

Distributions

Distributions are made to Members as requested.

4. Receivable from broker-dealers

The Company clears all of its riskless principal trading and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from broker-dealers includes receivables from the clearing broker relating to these transactions, as well as commissions receivable from other broker-dealers.

5. Employee Benefits

The employees of the Company are eligible to participate in a 401(k) Plan. Under the terms of the 401(k) Plan, the Company contributes 3% of each qualified employees' annual compensation. The Company's expense incurred for the plan for the year ended December 31, 2006 was $127,189.

6. Related Party Transactions

The Company has entered into an Administrative Services Agreement with an affiliate, under which the latter agreed to provide all administrative and support services to the Company, including but not limited to bookkeeping, payroll, use of office space and other utilities. The service charge from affiliate of $2,089,412 reported in the Statement of Income includes the cost of $20,000 per month through June, and $30,000 per month subsequently under the Agreement, plus all charges incurred solely for the benefit of the Company, which have been passed on dollar for dollar. The latter includes certain employee benefits, market data agreements and depreciation on capitalized software development costs and premises fit-out costs.

During the year ended December 31, 2006, approximately 46% of total commission income earned by the Company was generated by trades placed by investment fund companies managed by an affiliated investment management company.

The Members of the Company have committed to contribute additional capital to the Company, if needed, for the Company to maintain sufficient regulatory and operating capital.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1 under the Securities Act of 1934, which requires the maintenance of minimum net capital.

At December 31, 2006 the Company had net capital of $1,915,114, which was in excess of the required net capital by $1,664,339.

The Company is exempt from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii). All transactions are cleared through another broker-dealer on a fully disclosed basis.

8. Credit, Market and Other Risks

The Company is exposed to credit risk from its customer's securities transactions during the period between the transaction date and the settlement date. This period is generally three business days in the US equities markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions. The Company is also subject to loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

The Company's cash and cash equivalents and money market deposits are on deposit with two financial institutions.

9. Subsequent Events

On January 19, 2007 the Members of the Company entered into a definitive agreement to sell their interests in the Company to a third party (the "sale transaction"). The closing of the sale transaction is subject to various conditions, including approval of the change in ownership of the Company by the NASD.

Awards made under the Equity Appreciation Rights Plan have been valued at their intrinsic value on the basis of the sale transaction. Thus for the year ended December 31, 2006, the Company recorded $421,875 as expense relating to compensation for the Plan for the year, being the recognition of 25% of the vesting of the Awards. At December 31, 2006, this amount was accrued under the Plan which is included in employee compensation and benefits payable in the Statement of Financial Condition. As of December 31, 2006, there was $1.3 million of total unrecognized compensation cost related to non-vested Equity Appreciation Rights granted under the Plan. The cost is expected to be recognized over a 3 year period or fully upon change of control of the Company.

10. Contingencies

The NASD has informed the Company that it has been subject to several sweep examinations with regard to its Order Audit Trail System ("OATS") reporting requirements. After preliminary determinations that the Company has been in violation of certain of the rules, the Company has worked with NASD to explain the circumstances of such violations. Subsequently, 2 of the matters have been resolved by NASD with a Letter of Caution, but 2 further matters remain outstanding. The Company could be subject to monetary fines and a variety of sanctions. The ultimate outcome cannot be predicted and the impact on the Company is not estimable. Therefore, no accrual for such fines, if any, has been made in these financial statements. The resolution of the outstanding matters could have an adverse effect on the financial position and results of operations of the Company.

The Company has been named as a defendant in a lawsuit by a former employee. The case is at a preliminary stage, but the Company does not believe it has any merit and intends to contest it vigorously. The Company is unable, however, to predict the outcome of the case or reasonably estimate a range of possible loss, if any, given the current status of the litigation.

Miletus Trading, LLC
Computation Of Net Capital for Broker-Dealers
Pursuant to SEC Rule 15c3-1 under the Securities Exchange Act of 1934
December 31, 2006 — Supplementary Schedule I

Net Capital		
Total members' equity	$	2,229,410
Add: Subordinated borrowings allowable in computation of net capital		-
Total capital and allowable subordinated borrowings		2,229,410
Less: Deductions and or charges		
Excess deductible on fidelity bond		5,000
Nonallowable assets		
Receivable from broker-dealers		35,405
Taxes receivable		114,506
Receivable from affiliate		2,920
Other assets		156,432
Total deductions and or charges		314,263
Net capital before haircuts on securities positions		1,915,147
Haircuts		33
Net capital	$	1,915,114
Aggregate Indebtedness		
Items included in statement of financial condition		
Employee compensation and benefits payable	$	2,994,271
Accrued expenses and other liabilities		623,132
Deferred research service liabilities		144,227
Total aggregate indebtedness	$	3,761,630
Minimum net capital requirement		250,775
Excess net capital	$	1,664,339

There are no material differences between the above computation and the computation included in the Company's amended unaudited FOCUS Report as of December 31, 2006 filed on February 27, 2007.

Miletus Trading, LLC
Computation for Determination of Reserve Requirements
For Broker-Dealers Pursuant to SEC Rule 15c3-3
December 31, 2006 — Supplementary Schedule II

The Company is exempt from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Controls

To the Members of Miletus Trading, LLC
(A Delaware Limited Liability Company)

In planning and performing our audit of the financial statements of Miletus Trading, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

PRICEWATERHOUSECOOPERS

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2007

END